UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number    001-33578

SAMSON OIL & GAS LIMITED
(Translation of registrant’s name into English)

Level 36, Exchange Plaza
2 The Esplanade
Perth, Western Australia 6000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAMSON OIL & GAS LIMITED

Date: June 15, 2010	/s/ Robyn Lamont
Name: Robyn Lamont
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Offer of Shares Under Share Purchase Plan, dated May 3, 2010
99.2	Australian Securities Exchange New Issue Announcement, Application for Quotation of Additional Securities and Agreement, dated May 3, 2010
99.3	Australian Securities Exchange New Issue Announcement, Application for Quotation of Additional Securities and Agreement, dated May 5, 2010
99.4	Samson Oil & Gas Limited Advises Allotment of Ordinary Fully Paid Shares, dated May 7, 2010
99.5	Samson Oil & Gas Limited (ASX Code: SSN) – Notice Under Section 708A of the Corporations Act 2001 (Cth) (Act), dated May 7, 2010
99.6	Appendix 3B – Exercise of Options, dated May 12, 2010
99.7	Australian Securities Exchange New Issue Announcement, Application for Quotation of Additional Securities and Agreement, dated May 12, 2010
99.8	Appendix 3B – Exercise of Options, dated May 27, 2010
99.9	Australian Securities Exchange New Issue Announcement, Application for Quotation of Additional Securities and Agreement, dated May 27, 2010
99.10	Appendix 3B – Exercise of Options, dated June 1, 2010
99.11	Australian Securities Exchange New Issue Announcement, Application for Quotation of Additional Securities and Agreement, dated June 1, 2010
99.12	Press Release, dated June 10, 2010: Samson Oil & Gas Reports on Latest Developments in North Stockyard Field
99.13	Press Release, dated June 14, 2010: Samson Oil & Gas Provides Additional Guidance on North Stockyard Field Production